Arizona Star Resource Corp.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Form of Proxy - Annual and Extraordinary General Meeting to be held on January 24, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 4:30 pm, Eastern Time, on January 20, 2006.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 4:30 pm, Eastern Time, on January 20, 2006.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 4:30 pm, Eastern Time, on January 20, 2006

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Arizona Star Resource Corp. (the "Company") hereby appoints: Paul A. Parisotto, the President and CEO, and a Director, or failing this person, James S. Anthony, the Chairman of the Board,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Extraordinary General Meeting of Arizona Star Resource Corp. to be held at 1 First Canadian Place, 39th Floor, Fraser/Beatty Room, 100 King Street West, Toronto, Ontario on January 24, 2006 at 4:30 PM (Local Time) and at any adjournment thereof.

1. Resolution

To fix the number of Directors at five (5). For ☐ Against ☐

2. Election of Directors

The nominees proposed by Management are:

James S. Anthony; Thomas C. Dawson; Rudi P. Fronk; Paul A. Parisotto; T. James Smolik;

FOR all nominees: ☐

WITHHOLD vote for all nominees: ☐

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3. Appointment of Auditors

To appoint PricewaterhouseCoopers, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix their remuneration. **For** ☐ **Withhold** ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against
4	To consider, and if thought advisable, to approve the Shareholder Rights Plan as described in the Information Circular.	☐	☐
5	To consider and, if thought advisable, to pass, with or without modification, a special resolution of the Company removing the application of the Pre-Existing Company Provisions, as provided for in the Business Corporations Act (British Columbia), and altering the Notice of Articles of the Company accordingly, as described in the Information Circular.	☐	☐
6	To consider and, if thought advisable, to pass, with or without modification, a special resolution of the Company cancelling the current articles of the Company and adopting a new form of articles for the Company to reflect the Business Corporations Act (British Columbia), as described in the Information Circular.	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

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